SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

WAVE Life Sciences Ltd.

(Name of Issuer)

Ordinary Shares

(Title of Class of Securities)

Y95308105

(CUSIP Number)

Katsunori Nagakari

1-10 Yamanokuchi-cho, Kagoshima City, Kagoshima, 892-0844, Japan

+81 99 295 6151

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 31, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act by shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. Y95308105

1	NAME OF REPORTING PERSON Kagoshima Shinsangyo Sousei Investment Limited Partnership
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF THE GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Japan
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 2,494,865
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 2,494,865
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,494,865
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.9%
14	TYPE OF REPORTING PERSON PN

CUSIP No. Y95308105

1	NAME OF REPORTING PERSON Kagoshima Development Co. Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF THE GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Japan
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,494,865
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,494,865
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,494,865
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.9%
14	TYPE OF REPORTING PERSON CO

Explanatory Note: This Amendment No. 2 (this “Statement”) to the Schedule 13D (the “Initial 13D”) filed by the Reporting Persons (as defined below) with the U.S. Securities and Exchange Commission (the “SEC”) on November 25, 2015, as amended and supplemented by Amendment No. 1 to the Initial 13D filed on March 31, 2017, amends and supplements the items set forth herein. Masaharu Tanaka, who was previously identified as a Reporting Person, is no longer a Reporting Person as result of the retirements described herein. As used in this Schedule 13D, as amended hereby, the term “Reporting Persons” collectively refers to Kagoshima Shinsangyo Sousei Investment Limited Partnership (“KSS”) and Kagoshima Development Co. Ltd. (“Kagoshima Development Co.”).

Item 2.	Identity and Background.

Items 2(b) and (c) are amended and supplemented as follows:

(b) The business address of each of the Reporting Persons is 1-10 Yamanokuchi-cho, Kagoshima City, Kagoshima, 892-0844, Japan.

(c) Masaharu Tanaka, who previously served on the Issuer’s board of directors, retired as a director of the Issuer and retired as an employee of Kagoshima Development Co.

Item 4.	Purpose of Transaction.

Item 4 is amended and supplemented as follows:

On July 3, 2017, Masaharu Tanaka informed the board of directors of the Issuer that he has decided to retire as a director of the Issuer, which took effect on August 10, 2017 upon the election of directors at the Issuer’s annual general meeting of shareholders convened on that date. Mr. Tanaka’s decision followed his retirement from Kagoshima Development Co.

Item 5.	Interest in Securities of the Issuer.

Items 5(a), (b) and (c) are amended and restated as follows:

(a) and (b) The information relating to the beneficial ownership of the Issuer’s Ordinary Shares by each of the Reporting Persons set forth in Rows 7 through 13 of the cover pages hereto is incorporated herein by reference. The information in this Item 5(a) and in Row 13 of each cover page to this Statement with respect to the Reporting Persons is based on an aggregate of 27,992,244 shares of the Issuer’s Ordinary Shares issued and outstanding as of March 1, 2018, as reported in the Issuer’s Annual Report on Form 10-K for the year ended December 31, 2017, filed with the SEC on March 12, 2018.

(c) The Reporting Persons effected open market sales transactions in the Issuer’s Ordinary Shares in numbers, at the prices and on the dates indicated in Exhibit No. 2 hereto which is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Item 7 is amended and supplemented as follows:

Exhibit No.	Description

1	Joint Filing Agreement of the Reporting Persons

2	List of Sales Transactions

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: March 22, 2018	Kagoshima Shinsangyo Sousei Investment Limited Partnership

By: Kagoshima Development Co. Ltd., its General Partner

	By:	/s/ Satoru Motomura
Name: Satoru Motomura
Its: Representative Director

Dated: March 22, 2018	Kagoshima Development Co. Ltd.

	By:	/s/ Satoru Motomura
Name: Satoru Motomura
Its: Representative Director